FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated March 14, 2008.

Exhibit 1

DRYSHIPS INC. SWAPS OLDER FOR NEWER PANAMAX BULK CARRIER

March 14, 2008 Athens, Greece, DryShips, Inc., (NASDAQ:DRYS) a global provider of marine transportation services for dry bulk cargoes announced today the following:

•

The company has entered into an agreement to purchase a 2000 built, 73,288 dwt Panamax bulk carrier for US$ 72 million. The vessel will be delivered charter free during the second quarter of 2008.

•

The Company has entered into an agreement to sell the 1996 built, 73,008 dwt Panamax bulk carrier, the MV Lanzarote, for US$ 65 million. Delivery to the new owners will take place during the second quarter of 2008. Once the sale is concluded the Company expects to realize a gain of approximately US$36.3 million.

George Economou, Chairman and CEO of DryShips Inc., commented: “We are pleased to continue with our strategy of fleet renewal. With our latest transaction, we have managed to swap a 12 year old Panamax bulk carrier with a vessel 4 years younger for a price difference of only $7 million. In addition, we expect that the younger vessel will earn about 10% more, as compared to the older ship it is substituting, mainly due to differences in the commercial design characteristics of the two vessels. We continue to believe in the strong fundamentals of the dry bulk industry and we remain uniquely positioned to take advantage of the strong freight environment with our modern fleet.”

About DryShips, Inc.

DryShips, Inc., is an international provider of drybulk cargo marine transportation services. Headquartered in Athens, Greece, DryShips currently owns and operates a fleet of 46  drybulk carriers comprising 5 Capesize, 31 Panamax,  2 Supramax and 8 newbuilding drybulk vessels, with a combined deadweight tonnage of over 4 million tons.

DryShips, Inc.'s common stock is listed on NASDAQ Global Market where it trades under the symbol "DRYS".

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

E-mail: management@dryships.com

Investor Relations / Media
Nicolas Bornozis
Capital Link, Inc., New York
Tel. 212-661-7566 email: Dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated: March 14, 2008

By: /s/ George Economou

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George Economou

Chief Executive Officer